

Via U.S. Mail and Facsimile (510/271-1696)

Mail Stop 4631

January 14, 2010

Laura Stein
Senior Vice President and General Counsel
The Clorox Company
1221 Broadway
Oakland, California 94612-1888

> **Re:** **The Clorox Company**
> **Form 10-K for the fiscal year ended June 30, 2009**
> **Filed August 25, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed October 2, 2009**
> **File No. 1-07151**

Dear Ms. Stein:

   We have reviewed your response letter dated December 15, 2009 and have the following comments.

Definitive Proxy Statement

Use of Peer Company Data, page 16

1. We note your response to comment 2 of our letter dated October 29, 2009. We disagree with your view that the disclosure of a targeted percentile range is not required unless a particular named executive's salary is materially different from the targeted range. Because peer company comparable data is a material factor in determining compensation, in future filings please provide disclosure of where actual payments fell for each named executive officer within targeted parameters and to the extent actual compensation was outside a targeted percentile range, please explain why. Such explanations could include a discussion of the other factors you cited in your response.

Annual Incentives, page 18

2. We note your response to comment 3 of our letter dated October 29, 2009. It appears that individual performance is a material factor taken into account when awarding annual incentive compensation. Indeed, your proxy indicates that the Committee considered individual performance when adjusting payouts to named executive officers. In future filings, please discuss the specific items of individual performance, including individual objectives, the Management Development and Compensation Committee used to determine annual incentives for each named executive officer. Please see Items 402(b)(2)(vii) and (ix) of Regulation S-K.

3. We note your response to comment 4 of our letter dated October 29, 2009. In future filings, please disclose the specific strategic goals used in awarding compensation to the extent they are significant factors in determining the amount of compensation paid to your named executive officers regardless of the absence of their formulaic application. See Items 402(b)(2)(v) and (vii) of Regulation S-K.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Craig Slivka, Special Counsel at (202) 551-3729 with any questions.

Sincerely,

Pamela Long
Assistant Director